FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑

Banco Santander, S.A.
INCORPORATION BY REFERENCE
This report on Form 6-K/A shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number: 333-173149) of Banco Santander, S.A. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Banco Santander, S.A.

Item

1	Material Fact dated July 22, 2011

MATERIAL FACT
Banco Santander announces that its Board of Directors, at the proposal of the Appointments and Remuneration Committee, has resolved to appoint by co-option Mr. Vittorio Corbo Lioi as an external director.
Mr. Corbo is one of Chile’s main economists. Between 2003 and 2007 he was the President of the Central Bank of Chile. At present, he is a senior associated researcher of the Center for Public Studies (Centro de Estudios Públicos) of Chile, full time professor of the Catholic University (Universidad Católica) of Chile, advisor to the World Bank and to the Inter-American Development Bank, Member of the Advisory Board to the World Bank’s Chief Economist and member of the Advisory Board to Stanford Center for International Development, among other positions. Mr. Corbo is a director of Banco Santander Chile.
Boadilla del Monte (Madrid), 22 July de 2011
Banco Santander, S.A. — Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER — R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1a. C.I.F. A-39000013

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: July 22, 2011	By:	/s/ José Antonio Álvarez Name: José Antonio Álvarez
Title: Executive Vice President